Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended and
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Bank of America Corporation

Subject Company: FleetBoston Financial Corporation

Exchange Act File Number of
Subject Company: 1-6366

Growing America’s Premier Financial Services Company Ken Lewis Chairman & Chief Executive Officer Bank of America

of Bank of America The forward-looking statements involve certain Factors that may cause actual results or earnings to differ investments are lower than expected; 4) political conditions and related actions by the United States military abroad may adversely affect For further information regarding either company, please read the Bank of available at Forward Looking Statements This presentation contains forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook Corporation and FleetBoston Financial. risks and uncertainties. materially from such forward-looking statements include, among others, the following: 1) projected business increases following process changes and other than expected; 2) competitive pressure among financial services companies increases significantly; 3) general economic conditions are less favorable the company’s businesses and economic conditions as a whole; 4) changes in the interest rate environment reduce interest margins and impact funding sources; 5) changes in foreign exchange rates increases exposure; 6) changes in market rates and prices may adversely impact the value of financial products and assets; 7) legislation or regulatory environments, requirements or changes adversely affect the businesses in which the company is engaged; 8) litigation and regulatory liabilities, including costs, expenses, settlements and judgments, may adversely affect the company or its businesses; and 9) decisions to downsize, sell or close units or otherwise change the business mix of any of the company. America and FleetBoston Financial reports filed with the SEC and www.sec.gov.

Versus First Call estimate in June ‘03 $6.30 $7.07 2003 Consensus Versus First Call estimate in June ‘02 $5.66 $5.91 2002 3 15% Compound Growth Versus First Call estimate in June ‘01 $5.25 $5.33 $4.18 2001 Successful Track Record Diluted EPS Business exit costs Goodwill amortization Reported EPS $4.18 reported EPS has been adjusted to exclude $.77 impact of business exit costs as well as $.38 goodwill amortization expense eliminated in 2002 for comparability to other periods. 2001 -

Increased $            Revenue Success 4 to Key contact is Focus processes products customer convenience scale customer Improved Enhanced Increased Added Leveraged metrics Customer Improved

Delighted Dissatisfied Extremely/Highly Satisfied (9-10) Satisfied (6-8) Somewhat/Not At All Satisfied (1-5) 49.0% 10.2% 3Q 2003 5 42.5% 12.6% 4Q 2001 Achieving Success With Customers Customer Satisfaction Improvements 100% 80% 60% 40% 20% 0%

1,000,030 2003 9 mo. YTD 527,789 2002 192,975 2001 6 2003 goal = 1,000,000 32,491 2000 (89,574) 1999 (77,013) 1998 Achieving Success With Customers Growth in net new checking accounts (200,500) 1997

Growth 12% 19% 2003 7.5% 30, 389 5,166 June 7 2002 326 7.1% 30, 4,613 June FDIC domestic deposit data as of June 30, 2003 Total Market Bank of America Market Share Growing Share of Deposits ($            in billions) Source:

Continues growth relationship 8 of driver Momentum distribution improvement Momentum key offering models a is Continuing product pricing cross-sell expanding satisfaction Growth account For Factors robust Competitive on Advertising branches More Focus New Customer Deposit Checking Key

Overall Important Investment Bank Lead Investment Bank 78% 27% 2003 9 75% 26% 2002 60% 21% 2001 47% Focused Client Strategy Producing Results Lead and Important Investment Bank Relationships Strategic & Priority Clients 18% 2000 Source: 2003 Greenwich Associates U.S. Investment Banking Study

7.2% Half 2003 1st 6.7% 2002 of U.S. estimated IB fee pools for completed deals. Syndications. 10 5.9% 2001 market share analysis High Grade, ABS, and Loan Gaining Market Share Momentum BAS Share of U.S. Issuer Investment Banking Fees 4.7% 2000 Banc of America Securities (BAS) Fees include M&A, Equity, High Yield, Source:

have Productivity certified Belts” Customer Delight and 2,000 associates than “Black Quality more and 64,000 in Belts” than employ free More participated training Now “Green – 11 Error processing payments & time Credits Fulfillment Cycle Sales Six Customer Drives Processes Core Deposit Service Sigma Improving Satisfaction

environment need experience scalable approvals customer customer 2003 associates in to P-O-S support Sept. 12 Channels Enablement guides distribution with cross-selling end-to-end through process process by servicing consistent loans Delivery Web increases funded Through interview approval revenue fulfillment, and Solutions to billion Intuitive Dramatically Shortens Increases Link Seamless $33 Expanding Loan Delivery

$39,857 2003 80% $12,683 3Q03 Credit Card 2Q03 10% growth 2002 % electronic 1Q03 $56,590 2003 YTD Card Purchasing Volumes Debit Card Bill Payment Volume 4Q02 $            volume 21% growth 2002 3Q02 75,000 60,000 45,000 30,000 15,000 0 $16,000 $12,000 $8,000 $4,000 $0 13 3Q03 $33,631 9 mo. YTD 2003 6,629 3,828 2801 2Q03 On-line only $29,453 2002 1Q03 (000’s) Managed Consumer Credit Card Receivables (EOP) $27,178 2001 Active On-line Subscribers 4Q02 Bill-payers $9,000 $0 0 3Q02 Growing Importance of Payments Business ($            in millions) $36,000 $27,000 $18,000 8,000 6,000 4,000 2,000

Advantage opportunities 14 Competitive convenience reinvestment a leverage marketing as Unparalleled Vendor National Business Scale

15 Investment banking Principal investing Trading Asset management Tough credit cycle Volatile interest rate environment Sub-prime business exits Corporate loan reductions Rationalization of international business Weak equity markets – – – – Success in the face of

Franchise Unlocking the Hidden Value of the FleetBoston

accretion 1% reflect 17 case base repurchases savings for improvement Assumptions share expense for projections months 18 Realistic Initial after Stepped-up Opportunities Financial after-tax billion $1.1 infrastructure 18 Efficiencies business processes overhead leverage Overlapping Redundant Corporate Marketing Vendor Occupancy Expense

49% 49,453 24,564 50% = Combined Less Expense Efficiencies $            Projected Pre-tax Expense Efficiencies (1,600) 11,133 6,371 57% FleetBoston 19 $ 38,320 19,793 52% Bank of America $            Bank of America efficiency ratio excluding Global Corporate & Investment Banking Impact of Expense Efficiencies 2003 annualized revenue 2003 annualized expense Expense efficiency ratio *

$195 million after-tax 20 Better customer identification Greater satisfaction Higher retention Better risk profile alignment Better collection process Asset / liability management Funding Consumer customer platform – – – – – Balance sheet management – – Enterprise-Wide Opportunities accounts) 21 Opportunities checking new services Bank banking (net initiatives impact banking card financial Mortgage card Hispanic Deposit On-line Bill-pay Credit Debit Dealer Consumer

Double 42% 17% 77% Double Double Double 22 Product Penetration Opportunities Penetration ratio comparisons Bank of America penetration greater than FleetBoston Mortgage Credit card Debit card

Active on-line banking Bill pay FleetBoston penetration greater than Bank of America Home equity Brokerage Penetration defined as product held as a        % of households

profitability services leasing Market) regional) client and and improve management lending 23 (Middle national to cash (#1 banking capabilities asset-based Banking upturn in bank coast-to-coast size for investment lead unique Positioned Cross-sell Provide Offer Competitive CommercialOpportunities

Opportunities 24 Banking overlap customer banking distribution major Investment Trading Corporate No markets America styles and markets Opportunities of near-affluent 25 Bank brands wealth for in of Reilly set attractive & practice partnership product in Quick best Management of of presence banking Wealth Addition Selection Strengthened Major Premier

2 Other Fleet 2 1 #3 26 2 Deposit Market Share Rankings 3 #2 Bank of America 5 #1 Covering the Wealth Markets Bank of America and FleetBoston hold the #1,2 or 3 deposit market share position in 72% of the Top 25 MSAs by household income 5 2003 FDIC deposit market share information Source:

in results priority in evident brand highest and the be excellence will 27 Retention of technology products in retention disruption culture of investment & Customer service breadth service on branch Emerging Expanded Continued Customer No Convenience integration Focus

Services associates Financial and growth growth needs customers 28 Premier drive customer franchise returns long-term excellence to enabling to – capital for national service respond of and to innovation convenience technology America’s footprint investments to—- scale Products Channels and earnings Tools Expanding Commitment Continuing Innovation—-—Leveraging Strong Growing Company

APPENDIX A

Other Up 16% to $760 mm Up 85% to $815 mm Equity Investments Up 42% to ($199 mm) Up 27% to ($182 mm) Asset Management Up .8% to $1.8 B Up 53% to $408 mm 20% 2003 YTD vs 2002 YTD 1-A Global Corporate & Investment Banking Up 4% to $6.9 B Up 6% to $1.4 B 19% Consumer & Commercial Banking Up 12% to $19.5 B Up 16% to $5.6 B 38% BAC Segment Results: Revenue Earnings ROE

19,637 27,612 evti $47,249 a l um uC 1 3,116 5,565 1,489 Tier 8.25% 2003 Dividends Repurchases YTD 2002 1,501 2001 1,559 capital than 2-A in more 000 1,614 Shareholders billion 2 to ratio $47 99 1,677 capital 91 than 1 1,724 899 Tier 7.06% Returned more Tier points 1 Shares millions) 1998 basis Returned since Improved 100 Common in Capital($ EOP

$2.88 1977 since h t w increases rate o r g ed aliz dividend growth 3-A u n of n a % years dividend 13 Record consecutive annualized 13% Dividend $0.13

#1 #2 #3 #1 #1 #1 #4 #10 #2 #5 #1 #3 4-A #2 #2 #1 #3 Enhanced Geographic Footprint #1

33 million 5-A largest bank-owned brokerage Superior product delivery including strong card and mortgage platforms rd Unparalleled retail distribution network Largest consumer customer base – #1 small business lender in U.S. with 2.5 million clients Largest middle market lender Business relationships with 95% of Fortune 500 companies #1 Global Treasury Services provider with 16,000 clients worldwide Fastest growing investment bank on Wall Street More than $470 billion in assets under management (#9 in U.S.) Largest private bank in U.S. 3 Acquisition Rationale #1 U.S. consumer retail bank – – –

Commanding business banking franchise – – Corporate banking leader – – – Significant wealth management business – – –

of and 6% year 2004 or year per in after-tax, per after-tax million 2004 billion million after-tax 67 $330 million quarter $1.1 of million 6-A of $195 approximately $800 second of of in efficiencies base amortization approximately charge closes 2005 Assumptions expense expense intangible of repurchases in share million Transaction Overall combined Higher Synergies Restructuring Net 23 Financial

11,947 3,148 15,095 1,100 (330) 195 16,060 2,016 7.97 7.92 1% 2005 $ $ $ $ $ 2 10,961 1,487 12,448 250 (165) 110 12,643 1,781 7.10 7.27 -2% 2004 $ $ $ $ $ 1 7-A 1 1 Projected net income for new Bank of America Total Expense efficiencies Higher intangible amortization Synergies Average projected diluted shares outstanding Projected earnings per diluted share Consensus First Call estimate for Bank of America Projection vs. Consensus 2004 First Call consensus with 9% increase in 2005 2004 reflects only 6 months earnings as a result of purchase accounting Financial Overview ($            in millions) Bank of America projected net income FleetBoston projected net income Adjustments Excludes after-tax restructuring charge of $800 million 1 2

million        % x x x        % 45.00 47,363 40.7 22.5 18.7 16.4 15.0 11.8 11.1 2.7 3.7 33.6 $ $ 2.00 2.41 2.75 3.00 3.80 4.05 16.46 12.13 $ $ $ 2004E EPS estimate of $2.75 grown at 9%. 8-A 7 2 : First Call Estimates: 6 33 45 5 Last Twelve Months (9/30/2003) 2003E 2004E 2005E With Fully Phased-In Synergies 2004E 2005E Stated Tangible Based on closing prices as of October 22, 2003. Based on 1,052.6 million shares. Forecast earnings estimate for 2003E and 2004E is mean First Call estimate as of October 22, 2003. Forecast earnings estimate for 2005E is based on First Call mean Based on fully phased in synergies of $1.1 billion. September 30, 2003 book value of $17.3 billion, tangible book value of $12.8 billion and 1,052.6 million shares. Core deposits of $103.1 billion calculated as total deposits less time deposits greater than $100,000 and foreign deposits. Summary of Transaction Multiples Value per FleetBoston share Aggregate Consideration Premium to Market Price to Earnings—Price to Book Value Premium as        % of Core Deposits 1 2 3 4 5 6 7

Brad Warner President Small Business and Premier Banking Milton Jones Quality and Productivity Executive Gene Taylor President Commercial Banking Cathy Bessant Chief Marketing and Communications Officer Chad Gifford Chairman Gene McQuade President Brian Moynihan President Wealth Management Steele Alphin Principal Personnel Executive 9-A Ken Lewis Chief Executive Officer Jim Hance Vice Chairman and Chief Financial Officer Liam McGee President Consumer Banking Jay Sarles Vice Chairman Special Advisor to CEO Barbara Desoer President Consumer Products Amy Brinkley Chief Risk Officer Talented and Experienced Management Team Ed Brown President Global Corporate and Investment Banking

Additional Information About the Merger

     Bank of America Corporation ("Bank of America") and FleetBoston Financial Corporation ("FleetBoston") will file a Joint Proxy Statement/Prospectus and other documents regarding the Agreement and Plan of Merger they entered, dated as of October 27, 2003 (the "Merger") with the Securities and Exchange Commission (the "SEC"). Bank of America and FleetBoston will mail the Joint Proxy Statement/Prospectus to their respective shareholders. These documents will contain important information about the transaction, and Bank of America and FleetBoston urge you to read these documents when they become available.

     You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America's website (www.bankofamerica.com) under the tab "About Bank of America" and then under the heading "Investor Relations" and then under the item "Complete SEC Filings". You may also obtain these documents, free of charge, from FleetBoston's website (www.fleetboston.com) under the tab "About Fleet" and then under the heading "Investor Relations" and then under the item "SEC Filings".

Participants in the Merger

     Bank of America and FleetBoston and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with this transaction. Information about the directors and executive officers of Bank of America and FleetBoston and information about other persons who may be deemed participants in this transaction will be included in the Joint Proxy Statement/Prospectus. You can find information about Bank of America's executive officers and directors in their definitive proxy statement filed with the SEC on March 27, 2003. You can find information about FleetBoston's executive officers and directors in their definitive proxy statement filed with the SEC on March 17, 2003. You can obtain free copies of these documents from Bank of America and FleetBoston using the contact information above.